Exhibit (a)(1)(vi)

520 Fellowship Road Suite A114 Mount Laurel, New Jersey (856) 727-1500 main (856) 727-1683 fax www.slindustries.com

May 30, 2012

Dear SL Industries Stockholder:

We are pleased to inform you that SL Industries, Inc. (“SL Industries” or “we”) is proposing to purchase for cash up to 833,333 shares of our common stock, par value $0.20 per share, at a price per share not greater than $13.50 nor less than $12.00, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase for cash, dated May 30, 2012, and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). The Offer will expire at 12:00 midnight, New York City time, on June 27, 2012 (which is the end of the day on June 27, 2012), unless extended (such date and time, as the same may be extended, the “Expiration Date”).

Given the prices specified by tendering stockholders and the number of shares properly tendered and not properly withdrawn, SL Industries will select the lowest price between (and including) $12.00 and $13.50 per share (the “Purchase Price”) that will enable it to purchase the maximum number of shares having an aggregate purchase price not exceeding $10 million, or, if a lesser number of shares is properly tendered, all shares that are properly tendered and not properly withdrawn. All shares purchased by SL Industries under the Offer will be purchased at the same per share price.

All shares properly tendered before the Expiration Date at prices at or below the Purchase Price and not properly withdrawn will be purchased by SL Industries at the Purchase Price, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer, including the “odd lot,” proration and conditional tender provisions thereof. All shares tendered at prices in excess of the Purchase Price and all shares that SL Industries does not accept for purchase because of proration or conditional tenders will be returned at SL Industries’ expense to the stockholders that tendered such shares promptly after the expiration date. SL Industries expressly reserves the right, in its sole discretion, to purchase more than such number of shares under the Offer, subject to applicable law.

We believe that the repurchase of shares is consistent with our long-term goal of maximizing stockholder value. Our board of directors, with the assistance of management, has evaluated our operations, financial condition, capital needs, strategy and expectations for the future and believes that the Offer is a prudent use of our financial resources given our business profile, prospective capital requirements, and the current market price of our shares. Furthermore, the Offer represents the opportunity for us to return cash to stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in us.

Our board of directors has approved the Offer.  However, none of SL Industries, its board of directors, the information agent, or the depositary makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you choose to tender your shares. In so doing, you should read carefully the information in the offer to purchase for cash along with the related letter of transmittal as these documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares.

Very truly yours,

William T. Fejes, Jr.
Chief Executive Officer and President